FILE N(
82-474(

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

09046459

SUPPL

June 22, 2009

SEC
Mail Processing
Section

JUN 29 2009

Washington, DC
122

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
<u>News Release Dated June 22, 2009</u>

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill

7/8

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **09-10** **JUNE 22, 2009**

TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI SAMPLES NEW HIGH GRADE GOLD ZONES AT VIKING WITH GRADES UP TO 148 GRAMS PER TONNE GOLD – DRILLING TO COMMENCE

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that two new areas of high grade gold mineralization have been uncovered in new trenches and road cuts at the Viking gold project, Newfoundland.

One of the new high grade discoveries is located 85 metres north of the high grade Thor vein. Two grab samples from a sulfide bearing quartz vein from this zone have returned 57.8 and 120.1 grams per tonne (g/t) gold. Mapping and trenching show this zone is continuous with the Thor zone, and the area has excellent potential for both high grade mineralization and larger zones of disseminated mineralization starting at surface.

A second zone of high grade gold mineralization has been discovered 285 metres south of the Thor vein. Two grab samples from sulfide bearing quartz veins from this zone have returned 83.0 and 148.1 g/t gold. These veins occur within a 20 to 30 metre wide zone of intense sericite-quartz-carbonate altered rock, and a grab sample of this altered wall rock contained 9.1 g/t gold. Trenching to date also indicates this zone could be continuous with the Thor zone.

Both of the new high grade discoveries have been mapped and channel sampled, and channel sample results are expected shortly. Mineralization in bedrock has now been traced over a strike length of 500 metres, and the zone remains open along strike in all directions. Trenching and mapping are ongoing at the project and continue to expand and define the mineralized zones. A drill rig is currently being mobilized to the property and drilling is expected to start on or around June 23.

The Viking Property

The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **09-10** **JUNE 22, 2009**

TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI SAMPLES NEW HIGH GRADE GOLD ZONES AT VIKING WITH GRADES UP TO 148 GRAMS PER TONNE GOLD – DRILLING TO COMMENCE

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that two new areas of high grade gold mineralization have been uncovered in new trenches and road cuts at the Viking gold project, Newfoundland.

One of the new high grade discoveries is located 85 metres north of the high grade Thor vein. Two grab samples from a sulfide bearing quartz vein from this zone have returned 57.8 and 120.1 grams per tonne (g/t) gold. Mapping and trenching show this zone is continuous with the Thor zone, and the area has excellent potential for both high grade mineralization and larger zones of disseminated mineralization starting at surface.

A second zone of high grade gold mineralization has been discovered 285 metres south of the Thor vein. Two grab samples from sulfide bearing quartz veins from this zone have returned 83.0 and 148.1 g/t gold. These veins occur within a 20 to 30 metre wide zone of intense sericite-quartz-carbonate altered rock, and a grab sample of this altered wall rock contained 9.1 g/t gold. Trenching to date also indicates this zone could be continuous with the Thor zone.

Both of the new high grade discoveries have been mapped and channel sampled, and channel sample results are expected shortly. Mineralization in bedrock has now been traced over a strike length of 500 metres, and the zone remains open along strike in all directions. Trenching and mapping are ongoing at the project and continue to expand and define the mineralized zones. A drill rig is currently being mobilized to the property and drilling is expected to start on or around June 23.

The Viking Property

The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **09-10** **JUNE 22, 2009**

TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI SAMPLES NEW HIGH GRADE GOLD ZONES AT VIKING WITH GRADES UP TO 148 GRAMS PER TONNE GOLD – DRILLING TO COMMENCE

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that two new areas of high grade gold mineralization have been uncovered in new trenches and road cuts at the Viking gold project, Newfoundland.

One of the new high grade discoveries is located 85 metres north of the high grade Thor vein. Two grab samples from a sulfide bearing quartz vein from this zone have returned 57.8 and 120.1 grams per tonne (g/t) gold. Mapping and trenching show this zone is continuous with the Thor zone, and the area has excellent potential for both high grade mineralization and larger zones of disseminated mineralization starting at surface.

A second zone of high grade gold mineralization has been discovered 285 metres south of the Thor vein. Two grab samples from sulfide bearing quartz veins from this zone have returned 83.0 and 148.1 g/t gold. These veins occur within a 20 to 30 metre wide zone of intense sericite-quartz-carbonate altered rock, and a grab sample of this altered wall rock contained 9.1 g/t gold. Trenching to date also indicates this zone could be continuous with the Thor zone.

Both of the new high grade discoveries have been mapped and channel sampled, and channel sample results are expected shortly. Mineralization in bedrock has now been traced over a strike length of 500 metres, and the zone remains open along strike in all directions. Trenching and mapping are ongoing at the project and continue to expand and define the mineralized zones. A drill rig is currently being mobilized to the property and drilling is expected to start on or around June 23.

The Viking Property

The Viking Property contains numerous high grade gold zones located within a 3 to 4 kilometer long, mostly till-covered, gold in soil anomaly. In October 2008 Northern Abitibi drilled 10 holes and intersected widespread high grade gold mineralization. Highlights include 4 holes that directly tested the Thor Vein and returned a high of 218.79 g/t gold over 0.5 metres, a low of 16.12 g/t gold over 3.8 metres, with an average of 50 g/t gold over 2.2 metres. A lower grade halo surrounds the Thor Vein including drill intersections of 23.0 metres grading 5.12 g/t gold (this includes the high grade Thor Vein), 22.0 metres grading 1.91 g/t gold, 10.8 metres grading 2.43 g/t gold, and 33.3 metres grading 0.73 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. A description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi

Northern Abitibi's technical team of experienced, professional geologists is assembling a portfolio of gold, nickel and other base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi can earn a majority interest in the Viking project from Altius Resources Inc. by making staged share and cash payments and funding exploration over a period of 4 years.

The Viking exploration program is being supervised by Dr. Shane Ebert, P.Geo., and Jim Harris, P.Geo. Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert
President/Director